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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
                      Under Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934

                                 I-SITES, INC.

                 (Name of small business issuer in its charter)

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
                    Florida                                                 65-0929565
              ------------------------                         ------------------------------------
              (State of incorporation)                         (I.R.S. Employer Identification No.)

1021 Ives Dairy Rd., Bldg. 3, Suite 117, Miami, Florida                        33179
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     (Address of principal executive offices)                                (Zip Code)
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Issuer's Telephone Number  (305) 654-6058
                           ---------------

Securities to be registered pursuant to 12(b) of the Act:

                None                                           None
------------------------------------              ------------------------------
Title of each class to be registered              Name of each exchange on which
                                                  each class is to be registered

Securities to be registered pursuant to 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

         This Form 10-SB contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this report, the words "believe," "anticipate," "think," "intend," "plan," "will be" and similar expressions identify such forward-looking statements. Such statements regarding future events and/or the future financial performance of I-Sites, Inc. are subject to certain risks and uncertainties which could cause actual events or the actual future results of I-Sites, Inc. to differ materially from any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Form 10-SB, the inclusion of such statements should not be regarded as a representation by I-Sites, Inc. or any other person that the objectives and plans of I-Sites, Inc. will be achieved.

ITEM 1.  DESCRIPTION OF BUSINESS

General

         The name of our company is I-Sites, Inc. We were incorporated under the laws of the State of Florida on August 5, 1999 as Rocky's Restaurant Corp. On September 21, 2000, we changed our name to Interactive Entertainment Concepts, Inc. On September 5, 2001, we changed our name to I-Sites, Inc.

Business of Issuer

         We are in the process of establishing a searchable retail community on the Internet. The address for our community's website will be buybrations.com. Our goal is to enhance online retail trading by developing a Web-based community in which buyers and sellers are brought together in an efficient, searchable format to buy and sell a wide variety of items. Our system will permit sellers to list items for sale and allow users to browse through listed items in a fully-automated, topically-arranged, intuitive and easy-to-use online service. We plan to make our service available 24 hours a day, seven days a week. We believe sellers will be attracted to I-Sites as a result of the potentially large number of buyers, and buyers will be attracted to I-Sites by the potentially large selection of goods which may be listed on I-Sites.

         We currently expect to launch the initial version of our retail site in July 2002. We have completed the initial development of the software for our website and are currently in the process of establishing a relationship with one or more vendors under which they will allow us to resell their products through the website. Once we have established that our website functions properly, we will offer our services to a wide range of sellers who wish to list items for sale.

         During the last six months, our expenses have been primarily funded by capital


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contributions from our principal shareholder. We currently plan to undertake a private placement of the shares to raise the working capital necessary to implement our business plan. Our ability to implement our plan depends on our ability to successfully complete this offering.

Industry Background

Growth of the Internet and Online Commerce

         The Internet has emerged as a global medium enabling millions of people worldwide to share information, communicate and conduct business electronically. International Data Corporation, or IDC, estimates that the number of Web users grew from approximately 69 million worldwide in 1997 to approximately 498 million worldwide in 2001. Future growth is expected to be driven by the large and growing number of computers installed in homes and offices, the decreasing cost of computers, faster and cheaper access to the Internet, improvements in network infrastructure, the expansion of Internet content and the increasing acceptance of the Internet by businesses and consumers.

         The Internet possesses a number of unique characteristics that differentiate it from traditional media:

         - users communicate or access information without geographic or temporal limitations;

         - users access dynamic and interactive content on a real-time basis; and

         - users communicate and interact instantaneously with a single individual or with entire groups of individuals.

         As a result of these characteristics, web usage is expected to continue to grow rapidly. The growing adoption of the web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet increased from approximately $32 billion worldwide in 1998 to approximately $615.3 billion worldwide in 2001. IDC forecasts ecommerce revenue will break the $1 trillion barrier in 2002.

The Business-to-Consumer Trading Market Opportunity

         The exchange of goods between parties--business-to-consumer trading--has traditionally been conducted through physical retail properties using marketing methods such as television, radio, print media advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and local dealer shops. These markets are highly inefficient, making business-to-consumer trading difficult for buyers and sellers. Their fragmented, regional nature makes it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions. The localized nature of these markets also results in a limited variety and breadth of goods available in any one location. Buyers are limited


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to searching through local advertisements or to traveling to numerous geographically-dispersed stores, flea markets, trade shows or dealer shops in order to find items of interest. These markets often have high transaction costs because intermediaries either mark up goods for resale or charge a commission. Because these markets are information inefficient, buyers and sellers lack a reliable and convenient means of communicating.

         The Internet offers the opportunity to create a global marketplace that overcomes the inefficiencies associated with traditional business-to-consumer trading while offering the benefits of Internet-based commerce to the business-to-consumer trading market. An Internet-based centralized trading place facilitates buyers and sellers meeting, listing items for sale and ultimately, consummating transactions. It allows sellers to trade more directly, bypassing traditional layers of intermediaries and lowering costs for both parties. This trading place is global in reach, offering buyers a significantly broader selection of goods to purchase and providing sellers the opportunity to sell their goods efficiently to a broader base of buyers. It offers significant convenience, allowing trading at all hours and providing continually-updated information.

         As a result, there exists a significant market opportunity for an Internet-based centralized trading place that applies the unique attributes of the Internet to facilitate business-to-consumer trading and business to consumer transactions.

The I-Sites Solution

         Our goal is to enhance business-to-consumer trading of a wide range of goods over the Internet using an efficient and intuitive platform. Our initial service is designed to permit sellers to communicate lists of items for sale, buyers to purchase items of interest and all of our users to browse through listed items from any place in the world at any time. We plan to offer buyers a large selection of items that are difficult and costly to find through traditional means. We also plan to enable sellers to reach a large number of buyers more cost-effectively than through traditional person-to-person trading forums. Our service is designed to allow consumers to shop in one location on the Internet and let the I-Sites platform find the items they are looking for without the need to move from web site to web site.

         We believe the principal reasons for I-Sites's potential success are the following:

-        Cost Effective, Convenient Trading.

         We have designed I-Sites to allow buyers and sellers to bypass traditionally expensive, regionally-fragmented intermediaries and transact business on a 24 hour a day, seven day a week basis. Because we will carry no inventory, sellers bypass costly traditional intermediaries, thus allowing for lower selling costs and increasing the sellers' likelihood of finding buyers willing to pay his or her target price. To list an item on our site, sellers will only pay commissions on completed sales. We currently expect the commissions will be in the range of 2.5% to 30.0%. As a result, sellers will be able to sell relatively inexpensive items which might have been too


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expensive to list through more traditional trading forums. By allowing sellers to conveniently reach a broad range of buyers, our site should also ameliorate the expense and time commitment associated with traditional marketing. Buyers will have access to a broad selection of items and avoid the need to pay expensive markups or commissions to intermediaries who use the expensive model of physical presence. Moreover, unlike "buying clubs," we will not charge our buyers for buying through I-Sites.

-        Strong Community Affinity.

         We believe that fostering indirect interaction between buyers and sellers with similar interests will enable us to create a loyal, active community of users. We intend to introduce a variety of features and services designed to strengthen this sense of community among our users. We plan to facilitate communications between buyers and sellers by offering a product search service in which buyers can request a product or products not found in the existing database. This search can be supported and assisted through the I-Sites global search engine or, for a fee, from I-Sites personnel. Searches by consumers of items not in the our database will prompt automated inquiries of then existing I-Sites vendors. This feedback between buyers and sellers is designed to encourage loyalty and repeat usage.

-        Intuitive User Experience.

         We expect that our service will be a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available on a 24 hour a day, seven day a week basis. The site is designed so that within seconds of entering a product description or name in a search field, the site will list items matching or nearly matching that entered for sale. Buyers then can either continue to shop or complete the transaction quickly and easily. To assist users further, we intend to offer customer support via email or a frequently asked questions section available 24 hours a day, seven days a week.

I-Sites Strategy

         Our objective is to build a leading online person-to-person and business-to-consumer trading community. The key elements of our strategy are:

-        Grow the I-Sites Community and the I-Sites Brand.

         We plan to create and build our user base and our brand name through a national marketing campaign. Assuming that we obtain the necessary funding, we plan to place advertising in both traditional media and online to attract users to our site. The campaign would include advertising in targeted publications, strategic advertising and sponsorship placements on high-traffic Web sites, radio and television advertising campaigns and active participation in other forums such as selected trade shows.


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-        Broaden the I-Sites Trading Platform.

         We intend to pursue a multi-pronged strategy for growing the platform within existing planned product categories, across new product categories and internationally. We will target key vertical markets in our user programs and marketing activities. We also intend to grow planned product categories by introducing category-specific bulletin boards and chat rooms, integrating category-specific content, advertising our service in targeted publications. In addition, we intend to broaden the range of planned products offered on our trading platform by seeking to attract new users from the general audience of Internet users and adding product categories, content and other services or features to meet this new user demand.

-        "E-Store" Consumer Retail Opportunity.

         We believe that a critical mass of both buyers and sellers is necessary to the success of our business model. Therefore, in order to develop both, our community must foster a significant volume of sales. We believe that creating multiple distribution channels facilitates that goal. The "e-store" concept will allow anyone to "create" an online, customizable, retail establishment as a stand alone ecommerce site or within their own existing web presence. Millions of Americans wish they could "open their own business." However, starting a business usually means many hours of time. Secondly, starting a business usually requires substantial money and expertise. The online "e-store" we envision eliminates those barriers. The "e-store" owner need not buy, hold and store inventory. They need not receive goods from vendors nor ship goods to their customers. Through the "e-store" site, they can choose from a variety template driven store designs and product offerings. This allows the individual to "shop" for what they want to sell, thereby greatly increasing the chance that they will already know about the products they wish to sell and understand what they do and how they work. They may also have a better understanding of the "market of buyers" they are going after. By spending a few minutes "setting up" their online store, they can thereafter focus their capital and time marketing the goods, free from the of administration of a retail business.

         The user will choose the items they wish to sell through categories and subcategories which we expect to provide through the I-Sites system. They will next choose a design template that will control the look, color scheme and fonts to be used in their "e-store". The user can then add their own logo and slogan. The "e-store" concept will be a completely separate web presence that is marketed apart from I-Sites. All sales transactions will be handled through I-Sites. However the I-Sites presence will be transparent to the "e-store" owner and buyer.

         We expect that users who register to open "e-stores" will receive a commission on each sale through their store on a once a month basis. They will be required to own a domain name that will "point" at an address where the "e-store" will reside. The actual store will be maintained on the I-Sites servers. "e-Store" owners will be responsible for their own marketing efforts. We believe there are many businesses and individuals who will make use of our e-commerce resource as a value added feature of their existing web presence as well as for an


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additional revenue source or as a stand alone business venture.

-        Foster I-Sites Community Affinity.

         We believe that we can develop a large and loyal trading community on the Web and that enhancing the I-Sites community experience will help us foster further growth and a greater sense of loyalty among I-Sites users. We will seek to establish and maintain a critical mass of frequent buyers and sellers with a vested interest in the I-Sites community. We hope that sellers will be attracted to the service by the large number of potential buyers, and that buyers will be attracted to I-Sites by the large number of items listed by these sellers.

-        Enhance Features and Functionality.

         We intend to update and enhance the features and functionality of I-Sites frequently in order to continue to improve the user buying experience through I-Sites. We plan to introduce personalization features such as "My I-Sites," a customizable user interface that tracks a user's recent buying activity and highlights a list of specific items of known interest to that user. We intend to introduce other features, such as category-specific sites with content and other features designed to enhance the I-Sites experience.

-        Expand Value-Added Services.

         In order to offer an "end-to-end" buying experience, we intend to offer a variety of pre- and post-buying services to enhance the user experience. We intend to introduce pre-trade services, such as our "I Can Find It" service wherein the I-Sites search engine will search the world wide web for products requested but not in our existing database and make arrangements with suppliers to help sellers match their products to interested buyers more easily. We may also offer product warranty insurance to extend the manufacturers original warranty. We will likely pursue strategic relationships with third parties to provide many of these value-added services.

-        Leverage Unique Business Model.

         We believe that our business model, which does not require us to carry an inventory or to maintain a sales force, provides a number of competitive advantages. We intend to devote the capital that would otherwise be used for those purposes towards growing I-Sites's business, enhancing its trading services, building brand awareness and pursuing other strategic opportunities.

The I-Sites Service.

         The I-Sites trading platform is designed to be a robust, Internet-based, centralized retail trading place that facilitates buying and selling of a wide variety of items. The site is being developed by a well respected software products and solutions company.


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Registration.

         While any visitor to I-Sites will be able to browse through the I-Sites service and view the items listed for sale, buyers will also be able to register with I-Sites. Users will register by completing a short online form and thereafter can access items or lists of items for sale, which match their interests.

Buying on I-Sites.

         We expect that buyers will enter I-Sites through its home page (www.vibrations.com), which will contain a listing of product categories that allows for easy exploration of current offered items. Buyers will be able to search for specific items by browsing through a list of items within a category or subcategory and then "click through" to a detailed description for a particular item. Buyers will also be able to search specific categories or the entire database of listings using keywords to describe the types of products in which they are interested, I-Sites's search engine will generate a list of relevant products with detailed descriptions and pictures. Once each selection is made, it will be automatically added to the buyers "shopping cart." Once a buyer has completed their shopping, "checking out" becomes an easy to use payment form in which the buyer enters their personal and credit card information. A confirmation will then automatically be sent to the buyer and seller via email. Buyers will not be charged any additional fees by I-Sites for making purchases through I-Sites.

Selling on I-Sites.

         A seller registered with I-Sites lists a product or products for sale by installing a communication program on their system supplied by I-Sites. The program is a non-invasive data compiling application which retrieves and transmits vendor product information to the I-Sites database. Some of the necessary product information includes, product name, description, suggested selling price, weight, physical dimensions, image and shipping availability. Sellers will not be charged for listing products on the I-Sites database. However, all sellers must be approved by I-Sites through a vendor/seller services form which will be available through the I-Sites web site. The seller will be able to highlight items they wish to specially promote by using a special "marker" in their database which carries a nominal fee. For a higher level of visibility sellers will have the opportunity to promote products through rotation banner ad's on the I-Sites home page, or specific category pages for a greater fee.

How Transactions Will Be Completed.

         Once a buyer has finished "checking-out," the I-Sites system will process the order payment through its gateway. Payment approval and verification will trigger an electronic order being sent to the seller. The seller will be required to acknowledge receipt and acceptance of the order as well as expected shipping date. The I-Sites system will then email a order confirmation to the buyer noting expected shipping date.


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What Can Be Purchased or Sold on I-Sites.

         We plan to initially offer 8 major product categories on I-Sites. As the number of product categories grows, we plan to periodically organizes the categories under different headings to reflect the major types of items then being currently listed. The initial product categories planned are organized under the following headings: Apparel, Travel, Health and Beauty, Home and Garden, Business, Entertainment, Electronics and Transportation. Each category will have numerous subcategories. As the I-Sites community grows and additional items are listed, we will continue to organize items under additional categories to respond to the needs of the I-Sites community.

Community Services.

         We intend to devote substantial resources to building an online business-to-consumer trading community. Key components of our community philosophy are maintaining an honest and open marketplace and treating individual users with respect. We intend to offer a variety of community and support features that are designed to promote the growth of the I-Sites community and to build I-Sites user affinity and loyalty. We intend to facilitate communications between buyers and sellers by offering category-specific chat rooms, the I-Sites Cafe (a chat room for the entire I-Sites community), question and answer sections, a bulletin board devoted to user feedback on new features, an announcements section that covers new features on I-Sites or other I-Sites news, customer support boards and "items wanted" listings where users can post notices seeking specific items. We intend to offer "My I-Sites," which will permit users to create a personal interest profile which will automatically email them of new items of interest added to the site as well as alert them to special offers through both email and upon each revisit to the community.

Customer Support.

         We plan to devote appropriate resources to providing personalized, timely customer service and support. I-Sites intends to offer customer support submissions on a 24 hour a day, seven day a week basis. Most customer support inquiries will be handled via email, with customer email inquiries typically being answered within 24 hours after submission. We plan to offer an online tutorial for new I-Sites users and to maintain a "frequently asked questions" page where user questions and customer support answers will be available in a searchable format. Live customer support is planned to be initially limited to Monday through Friday from 9AM to 5PM Eastern Standard Time.

Marketing

         Our marketing strategy is to promote the I-Sites brand and attract buyers and sellers to the I-Sites service. To attract users, we intend to utilize strategic purchases of online advertising to place advertisements in areas in which we believes we can reach our target audience. We also intend to engage in a number of marketing activities in traditional media and online, that is


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designed to attract new I-Sites users. This campaign will include print, radio and television campaigns, strategic advertising and sponsorship placements on high-traffic Web sites and advertising in other media.

         Our ability to implement our marketing plan depends on our ability to obtain funding for our business. See "Risk Factors."

Operations and Technology

         We are building a robust, scaleable user interface and transaction processing system that will be based on proprietary software. We have contracted with an ISO 9001 certified software solutions supplier to build our system.

         The system will have the capacity to maintain data records for hundreds of thousands of registered users and tens of thousands of items. It will also handle all other aspects of the sales process including notifying users via email when they initially order a product or register for the "I Can Find It" service. The system will maintain user registration and historical interest information. All data will be regularly archived to a data warehouse. The system will update every time a new item is listed on the service, a listing enhancement option is selected or deselected by a seller, or an item is removed. The system will send electronic statements to all sellers via email on a monthly basis.

         The system has been designed around industry standard architectures. Our system hardware will be hosted at a facility which provides redundant communications lines and emergency power backup.

         We anticipate that we will need to devote significant resources to product development in the future to add new features and functionality to our I-Sites service.

Intellectual Property.

         We regard the protection of our web based trading platform and other proprietary software as critical to our future success and will rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We may enter into confidentiality agreements with our employees and contractors, and nondisclosure agreements with our suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps we may take to protect our intellectual property will prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. We intend to make registrations of our trademarks and service marks in the U.S. and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our services may be available online. We expect that we may license certain of its proprietary rights in the future, such as future trademarks or copyrighted material, to third


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parties. While we will attempt to ensure that the quality of the I-Sites brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of our proprietary rights or reputation, which could have a material adverse effect on our business, results of operations and financial condition.

         We may rely on technologies that we license from third parties, such as Oracle, Microsoft and Sun, the suppliers of key database technology, the operating system and specific hardware components for the I-Sites service. There can be no assurance that these third-party technology licenses will be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could materially adversely affect our business, results of operations and financial condition.

         To date, we have not been notified that our technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement with respect to past, current or future technologies. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Privacy Policy

         We believe that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use grow. We intend to adopt a detailed privacy policy that outlines how I-Sites uses information concerning our users. We do not intend to sell or rent any personally identifiable information about our users to any third party. However, we will disclose information to sellers that contains the buyer's name, address, email address and telephone number. We will also use information about our users for internal purposes only in order to improve marketing and promotional efforts, to analyze site usage statistically, and to improve content, product offerings and site layout. We intend to apply for membership in the TRUSTe program, a non-profit independent organization which audits Web sites' privacy statements and audits their adherence thereto.

Risk Factors

         An investment in our company is subject to a high degree of risk and is extremely speculative. Among the risks which we face are the following:

We are a new business with no prior track record.

         To date, our only material business activity has been the development of the software


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programs for our proposed internet-based business. As a result, we face substantial uncertainties in establishing our business. We believe we must complete the following steps in order to establish a successful business:

         - Complete the development of the software for our planned retail and e-store web-based businesses.

         -        Obtain funding to implement our business plan.

         -        Market our businesses to prospective customers.

         -        Locate vendors to sell products on our website.

         - Maintain our website and provide appropriate customer support.

         -        Establish our brand.

         -        Attract necessary personnel.

         We may be unable to accomplish one or more of these goals which could cause our business to fail.

We are uncertain that our new software will function properly.

         We are currently in the process of completing the development of the software for our retail web-based business. We currently believe that the software functions properly and are seeking to establish a relationship with a vendor in order to test the software through actual transactions. It is possible that we may encounter unexpected problems with the software which will require further development. Additionally, we are only beginning the development of the software for our proposed e-store concept.

         As a result, we have not yet established that our software will function properly or perform in accordance with our expectations. If the software does not work properly, we mat incur unexpected expenses or may be unable to implement our business plan.

We need to obtain significant funding in order to implement our business plan.

         We currently estimate that we need at least $500,000 in order to implement our proposed business plan. At the present time, we have very limited cash resources. To finance our business plan, we plan to undertake a private offering of our common stock. To date, we have not received any commitments of any person to participate in the offering, and we are uncertain that we will be able to locate investors. If we are unable to obtain the necessary funding, we will need to significantly modify our business plan or discontinue our business.


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We currently do not have the necessary personnel to implement our business plan.

         Our future performance will be substantially dependant on our ability to hire employees with the experience and skills to implement our business plan. At the present time, we have only two employees who serve as a part-time basis as officers and directors of the Company. Neither of these individuals is currently receiving any compensation and their continued availability is subject to uncertainty. We will need to hire individuals to operate key aspects of our business, including individuals with experience in marketing, systems technology and customer support. If we are unable to attract and retain these personnel, our business will not be successful.

Our business will be subject to the risks inherent in web-based businesses.

         Our business will be subject to the potential problems and risks associated with internet-based businesses, including the following:

         - We may be subject to liabilities and adverse publicity if illegal products are sold through our website.

         - We may be subject to liabilities and adverse publicity if individuals conduct fraudulent activities on our website.

         - We may be subject to significant government regulation on the manner in which we operate our website.

         - We may be subject to liabilities and adverse publicity as a result of information carried on our website as a result of defamation, libel, slander, invasion of privacy and trademark and copyright infringement.

         - We may suffer losses and adverse publicity in the event of systems failures.

         - We may be subject to risks associated with computer viruses, electronic break-ins and similar disruptions which could adversely affect our business.

         - We could be subject to taxation on the products and services available through our website.

We will be subject to significant competition from more established web-based businesses.

         The market for retail selling over the Internet is relatively new, rapidly evolving and intensely competitive, and we expect competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. We will compete with a number of large companies who have significant name recognition and brand loyalty. Our direct competitors will include various online retail services, including Amazon.com,


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Yahoo, My Simon and a number of other similar services, including those that serve specialty markets. We will also compete indirectly with business-to-consumer online auction services such as eBay, Onsale, First Auction, ZAuction and Surplus Auction. A number of large online communities and services that have expertise in developing online commerce and in facilitating online buyer interaction. Certain of these potential competitors, including Amazon.com, AOL, Microsoft and Yahoo! currently offer a variety of business-to-consumer trading services and classified ad services, and certain of these companies may introduce business-to-consumer trading to their large user populations. Other large companies with strong brand recognition and experience in online commerce, such as Cendant Corporation, QVC and large newspaper or media companies may also seek to compete in the online retail market.

         We believe that the principal competitive factors in our market are volume and selection of goods, population of buyers and sellers, community cohesion and interaction, customer service, reliability of delivery, brand recognition, Web site convenience and accessibility, price, quality of search tools and system reliability. All of our existing potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than we do.

We will be subject to potential conflicts of interest due to the control of our company by our principal shareholder.

         Our principal shareholder, www.inspectedsites.com, Inc. ("Inspectedsites"), currently controls more than 89% of our outstanding stock. As a result, Inspectedsites will be able to control all of our activities. Furthermore, our two directors, Brian Cohen and Nathan Cohen, also serve as executives of Inspectedsites. Mr. Brian Cohen is also the principal shareholder of Inspectedsites.

         Inspectedsites is currently in the business of operating a web-based business directory and web-hosting business. As a result, it is possible that the business activities of Inspectedsites and our activities may overlap and compete. If this occurs, our directors may be subject to conflicts of interests in determining how to address such competition. These conflicts could result in a loss of revenues to the company and adversely affect our potential profitability.

ITEM 2.  Management'S Discussion and Analysis or Plan of Operation

         We are a development stage entity which has not generated any revenues to date. We are currently in the process of completing the development of our initial website retail product which we expect to launch in April 2002.

         We have very limited capital resources. To implement our current business plan, we currently anticipate that we will require at least $500,000 in funding during the next 12 months.

We currently plan to obtain this amount through an offering of our shares to investors. We have not received any commitments from any person to provide this funding and there can be no assurance that we will be able to obtain it. If we cannot obtain this funding, we will need to significantly modify our business plan or discontinue our business.

         We expect to generate revenues through two principal sources:

         -        Initially, we will offer products for resale on our website.
                  These products will be sold by us to third parties. We will obtain these products from vendors with whom we will plan to establish relationships. Accordingly, we will generate revenues based on the mark-up on each of the products which we sell.

         - We will generate revenues by allowing sellers to offer products for sale through our website. In these cases, we will receive a commission based on the volume of sales which are processed through our website.

         We plan to charge each customer's credit card with the purchase price of goods sold through our system at the time of the sale. Accordingly, we do not anticipate that we have any significant accounts receivable from vendors.

ITEM 3.  DESCRIPTION OF PROPERTY

         Our principal office is located at 1021 Ives Dairy Rd., Bldg. 3, Suite 117, Miami. This space consists of approximately 1130 square feet. This space is leased on a month to month basis. We believe these facilities are adequate to serve our present needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 15, 2002, the number and percentage of shares of our outstanding common stock which are beneficially owned, directly or indirectly, by each director, executive officer and shareholder who owns more than 5% of the outstanding shares.

         We determine beneficial ownership based on the rules of the Securities and Exchange Commission. In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days. Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially owned.

    Name and Address                 Position with         Shares Beneficially          Percent
       of Owner                         Company                  Owned                  of Class
    ----------------                 -------------         -------------------          --------
Brian Cohen                      President, Treasurer,
Inspectedsites.com, Inc.         Director                      2,302,515(1)               88.5%
1021 Ives Dairy Road
Suite 117
Miami,  Florida  33179

Nathan Cohen                     Secretary and Director               --                    --
1021 Ives Dairy Road
Suite 117
Miami,  Florida  33179

(1) These shares consist of 2,302,515 shares held of record by www.inspectedsites.com, Inc., a company controlled by Mr. Cohen.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our current directors and executive officers are as follows:


Name                                        Age                         Positions with Company
------------                                ---                         ----------------------
Brian Cohen                                 31                          President, Treasurer, Director

Nathan Cohen                                28                          Secretary,  Director

         Brian Cohen has been President, Treasurer and Director of I-Sites, Inc. since April 2001. Mr. Cohen has been the President and Chief Executive Officer of Inspectedsites since 1999. Inspectedsites operates a web based business directory and web hosting company. Since 1997, Mr. Cohen also served as the President and Chief Executive Officer of Cohen Consulting, an advertising and marketing firm. From 1996 to 2000, Mr. Cohen was the President and Chief Executive Officer of Waterford Financial Group, Inc., a commodities trading firm.

         Nathan Cohen has been the Chief Information Officer, Secretary and a Director of I-Sites, Inc. since April 2001. Since January 2000, Mr. Cohen has also served as the IT Manager for Inspectedsites. He also provides services as an independent consultant to the computer industry through his company, Interactive, LC. From 1997 to 2000, Mr. Cohen was a broker for Waterford Financial Group, Inc.

         Brian Cohen and Nathan Cohen are not related.

Item 6.  Executive Compensation

         None of our executive officers or directors currently receive any compensation for their services. We expect that we will provide compensation to our executive officers and directors in the future after we begin to generate revenues. We have not yet determined the nature or amount of such compensation.

         None of our executive officers have employment agreements.

Item 7.  Certain Relationships and Related Transactions

         We were formed in 1999 by Diversified Business Concepts, Inc. ("Diversified"). At that time, Diversified received 1,500,000 shares of common stock in exchange for services valued at $15,000, or $.01 per share. Diversified is controlled by Gregory A. Pangburn and Jan Kaplan.

         In April 1999, we conducted a private placement of the shares pursuant to Rule 504 under Regulation D of the Securities Exchange Act. As part of this sale of shares, we sold 500,000 shares of our common stock to Diversified for a capital contribution of $5,000 or $.01 per share.

         In April 2001, www.inspectedsites.com, Inc. ("InspectedSites") purchased 1,500,000 shares of our common stock from Diversified.

         In August 2001, InspectedSites purchased 100,000 shares of our common stock for a price of $10,000, or $.10 per share.

         In September 2002, InspectedSites purchased an additional 402,515 shares at a price of $.10 per share.

         In November 2001, we entered into a retail web project agreement with Diversified pursuant to which Diversified and Pyksis Technology Solutions, Inc., agreed to design, develop, test and implement the software for our retail web project. We agreed to pay Diversified and Pyksis a total of $45,000. To date, we have paid $45,000 of this amount.

         On March 6, 2002, we entered into a second agreement with Diversified pursuant to which Diversified and Pyxis agreed to design, test and implement additional software for our proposed e-store business concept. We agreed to pay Diversified and Pyxis a total of $48,000. We have paid $43,000 of this amount.

Item 8.  Description of Securities

Authorized Capital and Outstanding Shares

         We are authorized to issue 20,000,000 shares of common stock, $0.001 par value, as well as 5,000,000 shares of preferred stock, $0.001 par value. As of the date of this registration statement, we had 2,602,515 shares of common stock are outstanding. There are no shares of preferred stock outstanding.

Common Stock.

         The holders of our common stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors. Holders of common stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs.

         All shares of common stock now outstanding are fully paid and non-assessable.

         The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if the so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors. The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our Articles of Incorporation.

Preferred Stock.

         We are authorized to issue preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. There are no shares of preferred stock currently issued or outstanding.

Dividends.

         We have not paid any dividends on our common stock. The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

Anti-Takeover Provisions.

         General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of our company. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some of our shareholders deem to be in their best interest. These provisions may adversely affect the price that a potential purchaser would be willing to pay for our common stock. These provisions may deprive shareholders of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of incumbent management more difficult. These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders. These provisions could also potentially adversely affect the market price of the common stock.

         Authorized but Unissued Stock. The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of our company.

         Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant facts including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers and other constituencies, and on the communities and geographical areas in which we operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in the long term best interests of our company and its shareholders.

Transactions with Interested Shareholders.

         We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire our company.

Transfer Agent

         The transfer agent for the Company is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Trading Information

         There is no existing public trading market for our shares.

Shares Eligible for Future Sale

         As of the date of this registration statement, we believe that 300,000 shares of our common stock could be sold pursuant to Rule 144(k), and that an additional 1,800,000 shares would be eligible for sale under Rule 144 if we were a reporting issuer under the Securities Exchange Act of 1934. We have not agreed to register any shares for resale on behalf of any of our shareholders.

Numbers of Shareholders

         As of the date of this registration statement, we have a total of approximately 30 record holders of our common stock.

Dividends

         We have not paid any dividends on our common stock. The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our then board of directors. It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations. Accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information with respect to all securities of which we have sold in the past three years.

         In April 1999, we issued 1,500,000 shares of common stock to our founder in exchange for services valued at $15,000 or $.01 per share. This transaction was made in reliance upon Section 4(2) of the Securities Act of 1933, as amended.

         In April 1999, we issued 600,000 shares of common stock to 26 individual investors at a price of $.01 per share or a total of $6,000. This transaction was made in reliance upon the exemption for registration provided by Rule 504 of Regulation D under the Securities Act of 1933.

         In August 2001, we sold 100,000 shares to our controlling shareholder at a price of $.10 per share. This transaction was made in reliance upon
Section 4(2) of the Securities Act of 1933.

         In September 2001, we sold 402,505 shares to our controlling shareholder for a price of $.10 per share. This transaction was made in reliance upon Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law. Our bylaws generally provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith. Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding. If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination. Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that she is entitled to be indemnified by the Company. The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

                                    PART F/S

         Attached to this Registration Statement are the following financial statements:

         -        Balance sheets as of December 31, 2001 and 2000.

         - Statement of Income for the fiscal year ended December 31, 2001 and 2000.

         - Statement of Cash Flows for the fiscal year ended December 31, 2001 and 2000.

         - Statement of Change in Stockholders Equity for each of the fiscal years ending December 31, 2001 and 2000.

                                  I-SITES INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET

                                                                             DECEMBER 31, 2001   DECEMBER 31, 2000
                                                                             -----------------   -----------------
ASSETS

Cash                                                                              $ 36,563           $  3,376
                                                                                  --------           --------

         Total Current Assets                                                       36,563              3,376

Net Fixed Assets                                                                    13,500                 --
                                                                                  --------           --------

         Total Assets                                                             $ 50,063           $  3,376
                                                                                  ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable                                                                  $    124           $     --
                                                                                  --------           --------

         Total Liabilities                                                             124                 --
                                                                                  --------           --------

STOCKHOLDERS EQUITY

Common stock, $.001 par value, 20,000,000 shares
authorized at December 31, 2001 and 2000,
2,602,515 shares issued and outstanding at
December 31, 2001; and 2,100,000 shares issued
and outstanding at December 31, 2000                                                 2,603              2,100

Preferred Stock, $.001 par value, 5,000,000 shares
authorized, not shares issued and outstanding at
September 30, 2001 and December 31, 2000                                                --                 --

Additional Paid in Capital                                                          68,649             18,900

Accumulated Deficit                                                                (21,312)           (17,624)
                                                                                  --------           --------

         Total stockholders' equity                                                 49,939              3,376
                                                                                  --------           --------

Total liabilities and stockholders' equity                                        $ 50,063           $  3,376
                                                                                  ========           ========

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                  I-SITES INC.
                         (A DEVELOPMENT STAGE COMPANY)
                              STATEMENT OF INCOME

                                                                               DECEMBER 31, 2001     DECEMBER 31, 2000
                                                                               -----------------     -----------------

Revenue                                                                           $        --           $        --
                                                                                  -----------           -----------

Administrative costs

Accounting fees                                                                         3,000
Licenses & permits                                                                        159                   194
Lease expense                                                                             218                   680
Telephone                                                                                 312
                                                                                  -----------           -----------

Total administrative costs                                                        $     3,688                   874
                                                                                  -----------           -----------

Net Loss                                                                          $    (3,688)          $      (874)
                                                                                  ===========           ===========

EARNINGS PER SHARE OF COMMON STOCK

         Assuming dilution                                                        $        --           $        --
                                                                                  ===========           ===========
         Basic                                                                    $        --           $        --
                                                                                  ===========           ===========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:

         Assuming dilution                                                          2,275,835             2,100,000
         Basic                                                                      2,275,835             2,100,000

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                  I-SITES INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                COMMON STOCK
                                                                                        PAID IN       ACCUMULATED
                                                           SHARES          AMOUNT        CAPITAL        DEFICIT            TOTAL
                                                          ---------        ------       --------      -----------        --------
Private placement issue of common stock                     600,000        $  600        $ 5,400        $     --         $  6,000

Issuance of common stock for
management services rendered
throughout the year 1999. The  value
of the services was determined by the
Board of Directors                                        1,500,000         1,500         13,500                           15,000

Net loss from operations 12/31/99                                                                        (16,750)         (16,750)
                                                          ---------        ------        -------        --------         --------

BALANCE DECEMBER 31, 1999                                 2,100,000         2,100         18,900         (16,750)           4,250

Net loss from operations - 12/31/00                                                                       (1,465)          (1,465)
                                                          ---------        ------        -------        --------         --------

BALANCE DECEMBER 31, 2000                                 2,100,000         2,100         18,900         (18,215)           2,785

Sale of Common Stock                                        502,515           503         49,749                           50,252

Net loss from operations - 12/31/01                                                                       (3,688)          (3,688)
                                                          ---------        ------        -------        --------         --------

BALANCE DECEMBER 31, 2001                                 2,602,515        $2,603        $68,649        $(21,904)        $ 49,348
                                                          =========        ======        =======        ========         ========

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                  I-SITES INC.
                         (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOW

                                                                                        DECEMBER 31, 2001   DECEMBER 31, 2000
                                                                                        -----------------   -----------------
CASH FLOW FROM OPERATING ACTIVITIES:

Net loss                                                                                    $ (3,688)            $  (874)
                                                                                            --------             -------

Increase in net assets

Adjustments to reconcile change in net assets to net cash used by operating activities:

         Accounts payable                                                                        124                  --
                                                                                            --------             -------

NET CASH FLOW PROVIDED FROM OPERATING ACTIVITIES:                                             (3,565)               (874)
                                                                                            --------             -------

CASH FLOW FROM INVESTING ACTIVITIES:

         Development of online software                                                      (13,500)                 --
                                                                                            --------             -------
NET CASH FLOW FROM INVESTING ACTIVITIES:                                                     (13,500)
                                                                                            --------             -------

Cash flow from financing activities

         Proceed from issuance of common stock                                                50,252                  --
                                                                                            --------             -------

NET CASH FLOW FROM FINANCING ACTIVITIES:                                                      50,252                  --
                                                                                            --------             -------

Net increase in cash flow                                                                     33,186                (874)

Beginning cash                                                                                 3,376               4,250
                                                                                            --------             -------

ENDING CASH                                                                                 $ 36,563             $ 3,376
                                                                                            ========             =======

The accompanying notes and Auditor's report should be read in conjunction with these financial statements.

                                  I-SITES INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

NOTE 1 - ORGANIZATION, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPAL BUSINESS ACTIVITY

Organization and Principal Business Activity

I-Sites Inc. (the "Company") was incorporated as Rocky's Restaurant, Corp. on April 5, 1999 under the laws of the State of Florida. The year-end is December
31. The Board of Directors changed the name of the Company to Interactive Entertainment Concepts, Inc. on September 21, 2000, and to I-Sites, Inc. on September 5, 2001.

The Company is considered to be in its development stage and the accompanying financial statements represent those of a development stage company. All costs associated with the startup phase of the organization have been expensed in the current period as per Statement of Position 98-5.

The Company will provide an online interactive retail shopping mall for the general public. The Company is currently in negotiations with various vendors to establish the Company's business.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash. Additionally, the Company maintains cash balances in bank deposit accounts, which, at times, may exceed federally insured limits.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable and accrued expenses approximate fair value as of December 31, 2001, as a result of the relatively short maturity of these instruments.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. At December 31, 2000 and December 31, 2001 the Company determined there was no impairment.

Net Loss Per Share

The Company computes net loss per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" ("SFAS 128"). Under the provisions of SFAS 128, basic earnings per share (EPS) is computed by dividing the net loss from operations for the period by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock issuable through stock based compensation including stock options, restricted stock awards, warrants and other convertible securities. Diluted EPS is not presented since the effect is antidilutive.

Recently Issued Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective accounting standards, have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Income Taxes

The Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No 109 "Accounting for Income Taxes", which requires companies to use the asset and liability method of accounting form income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities. Pursuant to SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation. Expenditures for ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized using the straight-line method over the estimated useful life of the asset. The Company has elected to capitalize the costs related to the development its software following the guidelines of the AICPA's Statement of Position (SOP) 98-1 which states that application and development cost associated with the purchase or development of software that is for the internal use of a company, shall be capitalized and depreciated over the estimated useful life of the software. For the year ended December 31, 2001 the Company had not recognized amortization expense related to the software development, since the product was still in the design stages and not yet available for use by the company.

         Software Development costs at December 31, 2001       $ 13,500

NOTE 3 - STOCKHOLDERS' EQUITY

The Company has authorized 20,000,000 share of common stock and 5,000,000 shares of preferred stock at a par value of $0.001 per share for common and $0.001 per share for preferred. As of the date of these financial statements, none of the preferred stock has been issued. On April 7, 1999 the Company issued 2,100,000 shares of common stock pursuant to the exemptions of the Securities Act of 1933 Rules 504 and/or 506 of Regulation D, at an offering price of $.01 per share in order to raise operating capital. On August 8, 2001 and September 4, 2001, the Company issued an additional 100,000 and 402,515 shares respectively at a price of $0.10 per share to one investor in exchange for $10,000 and $40,251 respectively, which funds were used for working capital.

NOTE 4 - INCOME TAXES

The tax effect of loss carry forwards and the valuation allowance that give rise to deferred tax assets are as follows:

                                                           December 31,      December 31,        December 31,
                                                              2001               2000                1999
                                                           ------------      ------------        ------------
Net Operating loss carry forwards                             $3,688            $ 2,644             $ 2,513
Less valuation allowance                                       3,688             (2,644)             (2,513)
                                                              ------            -------             -------
Deferred tax Assets                                           $    0            $     0             $     0
                                                              ======            =======             =======

As of December 31, 2000, the Company had net operating loss carry forwards available to offset future taxable income of approximately $21,035, which expire in various years through 2020. The Company uses the lowest marginal U.S. corporate tax rate of 15% to determine deferred tax amounts and the related valuation allowance because the Company had no taxable earnings through December 312001.

The reconciliation of income tax benefit resulting from applying US federal statutory tax rates to pretax loss and the reported amount of income tax benefit is as follows:

                                                                    2001              2000              1999
                                                                   -----             -----             -------
Tax benefit at federal statutory rate of 15%                       $ 553             $ 131             $ 2,513
Increases in valuation allowance                                    (553)             (131)             (2,513)
                                                                   -----             -----             -------
                                                                   $   0             $   0             $     0
                                                                   =====             =====             =======

For the year ended December 31, 2000 and nine-month period ended December 31, 2001, the Company had losses.

NOTE 5 - COMMITMENTS

In November 2001 the Company entered into an agreement with Diversified Business Concepts, Inc. and Pyxis Technology Solutions Limited, to develop a software program to offer visitors to the Company website real-time pricing on products. The total contractual commitment is estimated to be $45,000 and is projected to be completed in 3 months. The Company will capitalize the costs related to the development of its software as per Note 2, Property and Equipment.

The Company leases office space on a month-to-month basis.

Rent expense charged to operations under the operating leases was $680 and $218 for the years ended December 31, 2000 and December 31, 2001, respectively.

There are no future minimum obligations under the operating lease.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             I-SITES INC.


Date:  May 15, 2002                          By: /s/ Brian Cohen
                                                -----------------------
                                                 Brian Cohen, President

                                    PART III

Item 1.  Index to Exhibits

The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

          Exhibit Number      Document Exhibit
          --------------      ----------------
               3.1            Articles of Incorporation

               3.2            Bylaws

               10.1           Retail Web Project Agreement dated as of November
                              9, 2001 by and between I-Sites, Inc., Diversified
                              Business Concepts, Inc. and Pyxis Technology
                              Solutions Limited.

               10.2           E-Store Web Project Agreement dated as of March
                              6, 2002 by and between I-Sites, Inc., Diversified
                              Business Concepts, Inc. and Pyxis Technology
                              Solutions Limited.